SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)



                           Kroll Inc.
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                        (Name of Issuer)


                  Common Stock, $.01 Par Value
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                 (Title of Class of Securities)


                          67083U 10  2
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                         (CUSIP Number)


     Thomas M. O'Gara, c/o Taft, Stettinius & Hollister LLP
            425 Walnut Street, Cincinnati, Ohio 45202
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        February 1, 2002
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     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP NO. 67083U  10  2
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1) NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


   Thomas M. O'Gara
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2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)                                  (a)
                                                       (b)

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3) SEC USE ONLY


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4) SOURCE OF FUNDS

   n/a
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5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) OR 2(e)


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6) CITIZENSHIP OR PLACE OF ORGANIZATION

   United States Citizen
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 _______________________________________________________________
|                     |                                         |
| NUMBER OF SHARES    |  7) Sole Voting Power         1,115,569 |
| BENEFICIALLY OWNED  |_________________________________________|
| BY EACH REPORTING   |  8) Shared Voting Power           7,500 |
| PERSON WITH         |_________________________________________|
|                     |  9) Sole Dispositive Power    1,115,569 |
|                     |_________________________________________|
|                     | 10) Shared Dispositive Power      7,500 |
|_______________________________________________________________|

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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,123,069
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12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)


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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%
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14)  TYPE OF REPORTING PERSON (See Instructions)

     IN

Item 1.  Security and Issuer

         This statement relates to the common stock, $.01 par value (the "Common Stock"), of Kroll Inc. (the "Company"). The address of the Company's principal executive offices is 900 Third
Avenue, New York, New York 10022.


Item 2.  Identity and Background

         This statement is filed by Thomas M. O'Gara, whose business address is c/o Taft, Stettinius & Hollister LLP, 425 Walnut Street, Cincinnati, Ohio 45202. Mr. O'Gara is a rancher and independent businessman. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. O'Gara is a citizen of the United States of America.


Item 3.  Sources and Amount of Funds or Other Consideration

         Not applicable.


Item 4.  Purpose of Transaction

         Not applicable.


Item 5.  Interest in Securities of the Issuer

         (a) As of December 31, 2001, the Company had 22,793,871 shares of Common Stock outstanding. As of the close of business on February 1, 2002, Mr. O'Gara was the beneficial owner of 1,123,069 of these shares, representing approximately 4.9% of the Common Stock, as computed in accordance with Rule 13d-3(d)(1).

         (b) Mr. O'Gara has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of all shares beneficially owned by him, other than 7,500 shares as to which he shares voting and/or dispositive power with his wife,Victoria O'Gara (whose address may be deemed the same as his). Mrs. O'Gara is a citizen of the United States of America; all other information required by Item 2 is inapplicable.

         (c)   From October 15, 2001 through February 1, 2002,
Mr. O'Gara made the following sales of the Company's Common
Stock.  All sales were made in brokerage transactions on The
Nasdaq Stock Market.

                                            Average Price Per
Settlement Date        Number of Shares            Share
---------------        ----------------     -----------------
   10/15/01                 20,000                13.39000
   10/16/01                 25,000                12.41000
   10/17/01                 30,100                13.79150
   10/18/01                 20,000                12.86000
   10/19/01                 41,000                14.17000
   10/22/01                 10,000                13.86750
   10/23/01                 20,000                14.09750
   10/31/01                 45,000                14.59670
   11/01/01                 45,000                15.83330
   11/02/01                  2,500                16.50000
   01/30/02                 40,100                18.22830
   01/31/02                 15,700                18.58312
   02/01/02                 10,900                18.55920

         (d)   Not applicable.

         (e)   February 1, 2002


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         None.


Item 7.  Material to be Filed as Exhibits

         None

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 6, 2002               /s/ Thomas M. O'Gara
                                 --------------------
                                 Thomas M. O'Gara